Exhibit 3.8

NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER

Adopted by the Board of Directors of
DTS, Inc.
February 23, 2006

I.              Purpose

The purpose of the Nominating/Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of DTS, Inc. (the “Company”) is to identify and approve individuals qualified to serve as members of the Board, select director nominees for the next annual meeting of stockholders, evaluate the Board’s performance, develop and recommend to the Board corporate governance guidelines and provide oversight with respect to corporate governance and ethical conduct.

II.            Composition

The Committee shall be composed of no less than three directors, as determined by the Board, each of whom shall meet the independence requirements of the Nasdaq National Stock Market.

III.           Responsibilities

The Committee is charged by the Board with the responsibility to:

1.             Identify individuals qualified to serve as members of the Board and approve all candidates for director to be nominated for election by the stockholders or to be elected by the Board.

2.             Recommend to the Board directors for appointment to its committees and, as appropriate, recommend removal of directors from Board committees.

3.             Recommend to the Board policies on Board composition and criteria for Board membership and continuation on the Board.

4.             Cause to be prepared and recommend to the Board the adoption of corporate governance guidelines and periodically review and recommend changes to the corporate governance guidelines as appropriate.

5.             Cause to be prepared and recommend to the Board the adoption of a code of ethics and business conduct and periodically review and recommend changes to the code of ethics and business conduct as appropriate.

6.             Review periodically the compliance with and enforcement of the corporate governance guidelines and code of ethics and business conduct by the Company’s senior executives.

7.             Recommend to the Board as appropriate and oversee the conduct of any internal investigations of the conduct of senior executives of the Company other than an investigation commenced by the Audit Committee within the scope of the Audit Committee’s responsibilities.

8.             Either conduct or oversee and administer an annual evaluation of the performance of the Board and discuss the evaluation with the full Board.

9.             Provide minutes of Committee meetings to the Board, and report to the Board on any significant matters arising from the Committee’s work.

10.           At least annually, review and reassess this Charter and, if appropriate, recommend proposed changes to the Board.

11.           Make recommendations to the Board regarding issues of management succession.

IV.           Authority

By adopting this Charter, the board of directors delegates to the Committee full authority to:

1.             Perform each of the responsibilities of the Nominating Committee described above.

2.             Appoint a chair of the Committee, unless a chair is designated by the Board.

3.             Engage and terminate search firms, independent counsel and other advisers as the Committee determines necessary to carry out its responsibilities, and approve the fees and other retention terms of such search firms, independent counsel and other advisers. Compensation paid to such parties and related expenses will be borne by the Company and the Company will make appropriate funding available to the Committee for such purposes.

4.             Obtain advice and assistance from internal legal or other advisors.